Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:     + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:   www.drreddys.com

February 25, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Update on the USFDA inspection at the Company’s API manufacturing facility (CTO-2) in Bollaram, Hyderabad

Further to our intimation dated November 19, 2024, on the inspection conducted by the United States Food & Drug Administration (USFDA) at our API manufacturing facility (CTO-2) in Bollaram, Hyderabad, we wish to inform you that the Company has received the Establishment Inspection Report (EIR). The USFDA has classified the inspection as Voluntary Action Indicated (VAI) and concluded that the inspection is “closed” under 21 CFR 20.64(d)(3).

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR